Westlake Chemical Corporation

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

December 16, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Brigitte Lippmann

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3

(Registration Statement No. 333-124581)

Ladies and Gentlemen:

Westlake Chemical Corporation, a Delaware corporation (the “Registrant”), hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-124581) be accelerated so that the Registration Statement will become effective on December 19, 2005, at 1:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

WESTLAKE CHEMICAL CORPORATION

By:	/s/ Stephen Wallace
Stephen Wallace Vice President, General Counsel and Corporate Secretary

cc:	Mr. J. David Kirkland, Jr.

Mr. Timothy S. Taylor

Baker Botts L.L.P.

Westlake Chemical Corporation

2801 Post Oak Boulevard, Suite 600

Houston, Texas 77056

December 16, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Brigitte Lippmann

Re:	Acknowledgments Related to Westlake Chemical Corporation’s Request for Acceleration of

Effectiveness of Registration Statement on Form S-3 (Registration No. 333-124581)

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated November 30, 2005 from Pamela A. Long, Assistant Director, with respect to the Registration Statement on Form S-3 (Registration Statement No. 333-124581), originally filed on May 3, 2005 by Westlake Chemical Corporation (the “Company”), the Company hereby acknowledges in connection with its response to the staff’s comments that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTLAKE CHEMICAL CORPORATION

By:	/s/ Stephen Wallace
Stephen Wallace Vice President, General Counsel and Corporate Secretary

cc:	Mr. J. David Kirkland, Jr.

Mr. Timothy S. Taylor

Baker Botts L.L.P.